EXHIBIT 99.1

Valneva Announces Extension of Existing Loan Agreement

Up to an additional $100 million made available in two tranches

Saint-Herblain (France), August 17, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced an agreement to increase the principal amount of its existing $100 million senior secured debt financing agreement with funds managed by leading U.S. healthcare investment firms Deerfield Management Company and OrbiMed. The add-on loan facility provides Valneva with immediate access to $50 million, with an additional $50 million available at the Company’s discretion until December 31, 2023. The increased funding will be used to further invest in R&D, as well as continued market access preparations and potential commercialization of Valneva’s chikungunya vaccine candidate.

Peter Bühler, Chief Financial Officer of Valneva, said, “We greatly appreciate the continued support from Deerfield and OrbiMed as we continue to execute on our launch preparations for our chikungunya vaccine candidate. Securing access to additional funding at this critical time enables greater flexibility and helps ensure successful launch of our ground-breaking vaccine, for which we anticipate potential FDA approval by the end of November.”

The add-on facility has a three-year interest-only period and will mature in the third quarter of 2028. The loan interest rate remains unchanged.

The original loan agreement was signed in February 20201. Valneva announced amendments to the terms in January 20212 and upsizing in April 20223.

About Deerfield
Deerfield is an investment management firm committed to advancing healthcare through investment, information and philanthropy. The Firm works across the healthcare ecosystem to connect people, capital, ideas and technology in bold, collaborative and inclusive ways.

About OrbiMed
OrbiMed is a leading healthcare investment firm, with $17 billion in assets under management. OrbiMed invests globally across the healthcare industry, from start-ups to large multinational corporations, through private equity funds, public equity funds, and royalty/credit funds. OrbiMed seeks to be a capital provider of choice, providing tailored financing solutions and global team resources to help build world-class healthcare companies. OrbiMed’s team of over 100 professionals is based in New York City, London, San Francisco, Shanghai, Hong Kong, Mumbai, Herzliya, and other key global markets.

About Valneva SE
We are a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases. We take a highly specialized and targeted approach to vaccine development by focusing on vaccine solutions addressing unmet medical needs to ensure we can make a difference to peoples’ lives. We apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, and our established vaccine development capabilities, to develop vaccines against diseases which are not yet vaccine-preventable, or for which there are limited effective treatment options. Today, we are leveraging our expertise and capabilities to rapidly advance a broad range of vaccines into and through the clinic, including candidates against Lyme disease, the chikungunya virus.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including anticipated use of additional funds. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Announces New $85 Million Financing Arrangement with Leading US Healthcare Funds Deerfield and OrbiMed

2 Valneva Announces Amendment to Deerfield and OrbiMed Debt Facility Terms

3 Valneva Announces Upsized Financing Arrangement with Leading US Healthcare Funds Deerfield and OrbiMed